Exhibit 11.4

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Offering Statement, as amended, of Landa App LLC on Form 1-A of our report dated January 20, 2021, which includes an explanatory paragraph as to accompanying financial statements being prepared for the purpose of complying with the rules and regulations of Article 3-14 of Regulation S-X, with respect to our audit of the combined statements of revenues and certain expenses, in total and for each listed property of the Georgia Single-Family Home Portfolio for the period of January 1, 2020 through July 10, 2020, which report appears in the Prospectus, which is part of this Offering Circular. We also consent to the reference to our Firm under the heading “Experts” in such Offering Circular.

/s/ Marcum LLP

Marcum LLP
New York, NY
April 19, 2021